UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    May 17, 2005                         By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                            [LOGO - TECKCOMINCO]
                                                  ------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        05-09-TC


FOR IMMEDIATE RELEASE:     May 16, 2005


        TECK COMINCO'S "MINING FOR MIRACLES" PIE TOSS RAISES CLOSE TO A
                  MILLION DOLLARS FOR BC CHILDREN'S HOSPITAL


Vancouver, B.C. - Teck Cominco and B.C.'s mining industry last week raised close to $1 million for the BC Children's Hospital (BCCH) Foundation through the 8th annual "Mining for Miracles" Celebrity Pie Throw.

"We're very proud of the results from the fundraiser and praise the people in our industry for digging deeper this year to help BCCH and their many dedicated doctors and nurses," said Don Lindsay, Teck Cominco's President and Chief Executive Officer.

From humble beginnings seven years ago in Teck Cominco's Vancouver office, the Celebrity Pie Throw has grown into a major source of public and industry-supported funding for the hospital. This year more than nine industry leaders and supporters plus two doctors from BCCH took a pie for the kids for a record $915,000 more than doubling last year's contribution of $354,000.

Funds raised by the mining industry will go towards research, equipment and education at BC Children's Hospital.

"Since the inception of the Mining for Miracles campaign, Teck Cominco and BC's mining industry have raised more than $7 million for the BC Children's Hospital Foundation through the Mining for Miracles campaign," said Lindsay. "BC Children's Hospital is an exceptional care facility that makes a phenomenal difference in children's lives that all British Columbians can be proud of."


For additional information contact:
Kea Barker
Communications Project Officer
604.640.5257



                              TECK COMINCO LIMITED
                 600-200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
     TEL: (604) 687-1117      FAX: (604) 687-6100     www.teckcominco.com